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                              December 2, 2022

       Xiaogang Geng
       Chief Executive Officer
       Jayud Global Logistics Ltd
       4th Floor, Building 4, Shatoujiao Free Trade Zone
       Shenyan Road, Yantian District
       Shenzhen, China 518000

                                                        Re: Jayud Global
Logistics Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted November
17, 2022
                                                            CIK No. 0001938186

       Dear Xiaogang Geng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Regisistration Statement on Form F-1

       Cover Page

   1. Please enhance the disclosure in the third paragraph of the cover page by disclosing that you have a dual-class
structure.
   2. Please clarify the disclosure in the fourth paragraph by disclosing that your chief executive offer will
own all Class B ordinary shares.
 Xiaogang Geng
Jayud Global Logistics Ltd
December 2, 2022
Page 2
Risk Factors, page 18

3. We note your disclosure that you have adopted a dual-class structure in which Class B ordinary shares are entitled to 10 votes on all matters subject to a vote at general meetings of the Company, and each share is convertible into one Class A ordinary share at any time at the option of the holder. Please revise your disclosure to include a risk factor that details the risks involved with the Class B Ordinary shares, including, but not limited to;
       how future issuances of Class B ordinary shares may be dilutive to Class A ordinary shareholders, and how the conversion of Class B shares may impact Class
A
       shareholders. In addition, revise to discuss the impact the dual-class structure will have on the ability of Class B holders to control matters requiring shareholder approval, including election of directors and amendments to organizational documents, as well as approval of major corporate transactions.
        You may contact Yong Kim, Staff Accountant at 202-551-3323 or Gus Rodriguez,
Accounting Branch Chief at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney at 202-
551-5351 or Loan Lauren Nguyen, Legal Branch Chief at 202-551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameXiaogang Geng
                                                             Division of
Corporation Finance
Comapany NameJayud Global Logistics Ltd
                                                             Office of Energy &
Transportation
December 2, 2022 Page 2
cc:       Yang Ge
FirstName LastName